Bridgewater Place | Post Office Box 352

Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 | Fax 616 / 336-7000 | www.varnumlaw.com

Kimberly A. Baber Direct 616 / 336-6851

 kababer@varnumlaw.com

July 17, 2025

Filed Via Edgar

Stephany Yang

Kevin Woody

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:UFP Industries, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2024

Filed February 26, 2025

Form 8-K Furnished April 28, 2025

File No. 000-22684

Ladies and Gentlemen:

On behalf of UFP Industries, Inc. (the “Company”), we are responding to your letter dated July 10, 2025, with respect to the above-referenced Form 10-K and Form 8-K. The comments from your July 10, 2025, letter are set forth in bold font below and are followed by our responses. References to such terms as “we”, “us”, and “our” refer to the Company, consistent with the manner of the Company’s style of disclosure included in its public filings.

Form 10-K for the Fiscal Year Ended December 28, 2024

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 70

1.

We note your response dated May 10, 2024 to our comment letter from our prior review stating you will include and disclose management’s conclusions as to the effectiveness of your disclosure controls and procedures. We also note your Form 10-Q filed May 7, 2025 discloses management’s conclusions. However, the change was not reflected in this filing. Please tell us and amend you[r] filing to disclose management’s conclusions on whether your disclosure controls and procedures were effective at the end of the period. Refer to the guidance in Item 307 of Regulation S-K.

Ann Arbor | Birmingham | Grand Rapids | Kalamazoo | Naples, FL | Novi

July 17, 2025

Response: The Company confirms that in connection with its evaluation of the effectiveness of its Disclosure Controls (as defined by the Company in Item 9A of the Form 10-K) as of December 28, 2024, the Company concluded, as of such date, that its Disclosure Controls were effective.

As discussed in our phone call on July 11, 2025, in future filings, we will include and disclose management's conclusions as to the effectiveness of our disclosure controls and procedures in accordance with the requirements of Item 307 of Regulation S-K.

Form 8-K Furnished April 28, 2025

Exhibit 99(a), page 7

2.

Your presentation on pages 7 and 8 gives the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Confirm to us that you will not present full non-GAAP consolidated income statements or their equivalents in future filings. Refer to Question 102.10(c) of the C&DI’s on Non-GAAP Financial Measures.

Response: The Company confirms that it will not present full non-GAAP consolidated income statements or their equivalents in future filings. Enclosed with this letter is an example of how the Company proposes to present the non-GAAP reconciliation tables in future filings, using the non-GAAP data from pages 7 and 8 of the referenced filing as an example.

We hope that we have sufficiently responded to your comments.  If you have additional questions or comments, please contact me directly.

Best regards,

Kimberly A. Baber

Enclosure

c:Mr. Michael Cole, Chief Financial Officer (via email)

27623305

UFP Industries, Inc.

RECONCILIATION OF NET EARNINGS TO

ADJUSTED EBITDA BY SEGMENT (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 2025/2024

	Quarter Period and Year to Date 2025
(In thousands)	Retail	Packaging	Construction	All Other	Corporate	Total
NET EARNINGS	$20,663	$16,917	$21,944	$2,502	$17,397	$79,423
INTEREST AND OTHER	(60)	328	(1)	(947)	(7,749)	(8,429)
INCOME TAXES	5,531	4,528	5,873	669	4,657	21,258
EXPENSES ASSOCIATED WITH SHARE-BASED COMPENSATION ARRANGEMENTS	1,424	2,164	2,825	264	4,884	11,561
NET LOSS (GAIN) ON DISPOSITION AND IMPAIRMENT OF ASSETS	24	32	120	—	(252)	(76)
GAIN FROM REDUCTION OF ESTIMATED EARNOUT LIABILITY	—	—	(344)	—	—	(344)
DEPRECIATION EXPENSE	7,310	8,897	6,191	944	9,599	32,941
AMORTIZATION OF INTANGIBLES	957	2,179	702	1,601	378	5,817
ADJUSTED EBITDA	$35,849	$35,045	$37,310	$5,033	$28,914	$142,151

NET EARNINGS AS A PERCENTAGE OF NET SALES	3.4%	4.1%	4.3%	4.1%	*	5.0%

ADJUSTED EBITDA AS A PERCENTAGE OF NET SALES	5.9%	8.5%	7.2%	8.3%	*	8.9%
* Not meaningful

	Quarter Period and Year to Date 2024
(In thousands)	Retail	Packaging	Construction	All Other	Corporate	Total
NET EARNINGS	$38,063	$25,328	$37,468	$6,166	$14,074	$121,099
INTEREST AND OTHER	(94)	588	(11)	(3,591)	(9,655)	(12,763)
INCOME TAXES	8,011	5,330	7,885	1,298	2,963	25,487
EXPENSES ASSOCIATED WITH SHARE-BASED COMPENSATION ARRANGEMENTS	1,688	2,189	2,465	299	4,636	11,277
NET (GAIN) LOSS ON DISPOSITION AND IMPAIRMENT OF ASSETS	(272)	253	(1)	(9)	(202)	(231)
DEPRECIATION EXPENSE	6,965	8,469	5,384	789	8,412	30,019
AMORTIZATION OF INTANGIBLES	998	2,192	702	1,534	456	5,882
ADJUSTED EBITDA	$55,359	$44,349	$53,892	$6,486	$20,684	$180,770

NET EARNINGS AS A PERCENTAGE OF NET SALES	6.1%	6.0%	7.2%	9.2%	*	7.4%

ADJUSTED EBITDA AS A PERCENTAGE OF NET SALES	8.8%	10.4%	10.4%	9.7%	*	11.0%
* Not meaningful